

October 30, 2007

Mr. Nicholas J. Holland
Chief Financial Officer
Gold Fields Limited
24 St. Andrews Road
Parktown, 2193 South Africa

> **Re: Gold Fields Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2006**
> **Filed November 24, 2006**
> **File No. 001-31318**

Dear Mr. Holland:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief